TSX, NYSE: AKG

ASANKO GOLD MINE CONSTRUCTION UPDATE

Highlights:

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Phase 1 Project is 75% complete and slightly ahead of schedule for first gold in early Q1 2016.

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Mine operations running at long-term, steady state capacity with drilling, blasting and grade control fully operational.

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Nkran pit pre-stripping over 60% complete and proceeding according to plan.

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Placement of major equipment completed including crusher, SAG mill & ball mill.

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Tailings storage facility 95% complete.

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Dedicated power supply to the mine to be operational in November.

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Partial relocation of Nkran village completed and formally handed over to local community.

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Procurement complete, Project on budget with US$180 million of the US$295 million capital cost spent.

Vancouver, British Columbia, September 16, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to provide a construction update on Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana which is nearing completion.  Phase 1 will be a low cost, long life mine producing 190,000 ounces of gold per annum at steady state, with the first gold pour on track for early Q1 2016.  The latest videos and photographs are available at http://www.asanko.com/projects/photo-gallery.

The Project continues to advance with three quarters of the overall project complete and around 2,400 employees and contractors on site, as at the end of August 2015.  Concrete civils, steel erection, mechanical and platework are nearing completion whilst piping and Electrical and Instrumentation (“E&I”) are well underway.

Peter Breese, President and CEO, commented on the status of the construction of Phase 1: “The current level of activity and energy at the Project site is tremendous and we have achieved some significant milestones since our last update, including the installation of the primary crusher and the mill shells.

The completion and handover of 88 new houses as part of the partial village relocation is a major achievement and one that was done in close collaboration with, and support from, the local community.

Overall, the project is currently on budget and tracking a few weeks ahead of the original schedule.  As such, the focus is now shifting to the commissioning plan to ensure the successful start-up and ramp-up of Phase 1 operations.”

Mining Update

Pre-stripping of the Nkran Pit, the main mineral resource for Phase 1, continues to advance according to schedule.  Hard rock was reached in August, when drill and blast operations commenced. Mining operations are running at planned production levels of 80,000 to 90,000 tonnes per day which are in line with the long-term, steady state life of mine plan.  The on-site explosive magazine was commissioned in early September and is now fully operational.  Blasting has been limited to the Western and Southern sides of the pit pending the completion of the partial relocation of the Nkran village which is now complete.

The contractor has mined 12 million tonnes from the pit as at the end of August, representing over 60% of the planned pre-strip.  Approximately 53,000 tonnes of ore at a grade of 1.62 g/t have been mined during the pre-strip and placed on the run-of-mine pad. This ore mined was previously categorized as inferred resources that were not included in the Mineral Reserve Estimate. Grade control drilling, assaying and reconciliation procedures are operational and functioning well.  Prior to milling operations commencing, it is planned to have over 400,000 tonnes of ore at reserve grade on the stockpiles, which is in excess of one month’s production requirements.

Pit dewatering has continued to advance ahead of the mining operations with 4.6 million cubic metres of the expected 6 million cubic metres of water now pumped from the Nkran pit (approximately 77%). The pit is expected to be empty in November.  Pit dewatering boreholes are currently being drilled and will be operational as required during Q4 2015.

Construction

Installation of the primary crusher has been completed, with work focusing on the completion of structural, mechanical and platework. The concrete work for the run-of-mine tip wall and erection of the primary tip bin at the primary crusher has also been completed.   Installation of the apron feeder and other mechanical equipment is underway. The stockpile feed conveyor is due to be finished by the end of September.  The stockpile tunnel is complete and the mill feed conveyor is being assembled.  It is expected that the crusher and stockpile will be ready for commissioning on low-grade ore in Q4 2015.

In the milling section, the shells for both the SAG and ball mills have been installed and the associated steelwork is nearing completion.  The SAG mill discharge sump is in place as well as the vibrating screens.  Mechanical installation of the gravity circuit and hydro-cyclones will begin in September.  All milling equipment is now on site and ready for installation.

The carbon-in-leach circuit is continuing to progress with all seven tanks fully erected and interconnecting steel and platework also in place. The mechanical installation of the agitators and inter-stage carbon screens will begin this month. Welding and platework on the pre-leach thickener has been completed and the thickener has now been internally sandblasted and painted.  Mechanical installation of the pre-leach thickener mechanism is expected to be completed in September, with piping well underway.

The reagents preparation area is nearing completion, with installation of piping, cable racks, cabling and electrical installation planned to finish this month.

The Tailings Storage Facility (“TSF”) is over 95% complete and will be inspected by an independent third party in October.  The final inspection report will allow the Company to meet its last permit condition and the TSF will be ready to accept tailings.  The tailings pipeline construction is 60% complete and on schedule for completion in October.  It is expected that the TSF will be utilized for storing water for use in the start-up and commissioning.

E&I is underway in all areas and progressing well. The mill control room is in position, along with the main Motor Control Centers for the milling operations.  Wiring and cables are being run to the main electrical drives including the mill motors.  Construction of the medium voltage substation is complete and is being connected to the low voltage side of the 161kV substation.

All other ancillary services, such as change house, workshop, raw water dam and pollution control dam, continue to advance according to schedule.

Power

In June 2015 Asanko signed a life of mine, fixed-priced power purchase agreement with the independent power producer Genser Energy Ghana Limited (“Genser”) for the supply of 17 megawatts (“MW”) to Phase 1. Earthworks for Genser’s liquid fuel power plant, adjacent to the AGM site, have commenced and are expected to be completed in September, after which the main construction of the power plant will begin. Commissioning of the power plant is targeted for April 2016.

Until the main power plant is operational, Genser will provide temporary power to Phase 1 via five 5MW semi-mobile liquid natural gas fired generator units.  The five generators are expected to arrive on site in October and will take approximately 2 weeks to install and commission.  All necessary permits have been obtained for the temporary power generators and power is expected to be available in November, ahead of commissioning and start-up activity.

In addition to the dedicated power plant, the Company has also constructed a 161kV power line which connects to the main power grid.  The line will be used to deliver excess power from the dedicated power plant into the grid, or to provide a back-up source of power for the operations.  All the power line towers over the 30 km line length have been erected and stringing of the power line is 80% complete. Commissioning of the power line is expected in early October.

Health and Safety

The main EPCM contractor, DRA Global, continued their excellent safety record with a recent achievement of 2.4 million lost time injury free man hours.  Health and safety continue to be a main focus across all aspects of the Company’s operations.

Partial Relocation of Nkran Village

The partial relocation of the Nkran village (88 building structures) has been completed.  A formal handover ceremony was held on 15 September and the villagers will be moved into their new houses over the coming week.  The new resettlement project offers a substantial improvement in quality of life with all the houses fitted with kitchen and bathroom facilities, electricity and potable water. There is also street lighting, a water storage facility and an integrated waste management system.  A community centre, school and football field are also being built. All the relocated properties were built by local Ghanaians from the region, adding considerable value to the communities impacted by the mine.

Funding

Procurement is now complete and the Project continues to track within budget, with US$180million spent and a further US$110 million committed. The Company is fully funded to cash flow positive with approximately US$182 million in cash on-hand as at August 31, 2015 plus a US$20 million cost-overrun facility for total available funding of approximately US$202 million. The remaining use of funds is US$162 million which includes US$139 million for the project, US$18 million for working capital and US$5 million for corporate costs until commercial production is achieved, which is expected in Q2 2016.  As such, the Company continues to maintain a funding buffer of US$40 million.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Wayne Drier - Executive, Corporate Development Telephone: +1-778-729-0614 Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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